BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

NEW INVESTOR RELATIONS WEBSITE

More objective and practical, the new platform brings a simple and intuitive navigation inside its content

In the pursuit of better accessibility and functionality to shareholders and the market in general, the Investor Relations department launches, as of today, its new website. With a completely redesigned interface, the website features news such as:

•         Intelligent arrangement of information, with a more objective and intuitive segmentation and consolidation of content, in the reverse chronological order (from most recent topic to the least recent one) with the option of filtering by period;

  Responsive web design, enabling the display of content in mobile (smartphones and tablets) and desktop versions;
  Clean layout, providing the information in a clearer and easier way to navigate, without overloading the user;

•         Greater interactivity, presenting the most recent financial and operational highlights for each commercial unit of the Company, as well as positioning key sessions in strategic access spots.

Access: ir.brf-global.com

São Paulo, May 10, 2018

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer